AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management’s discussion and analysis is intended to help the reader understand the significant factors that have affected Aurizon Mines Ltd.’s performance and such factors that may affect its future performance.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations (see “Forward Looking Statements” on page 19).  This report has been prepared on the basis of available information up to March 12, 2012 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  All prior period information has been restated or reclassified for comparative purposes in accordance with IFRS.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview and strategy

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns and operates 100% of the Casa Berardi gold mine and the Joanna gold project which is at the feasibility stage.  In addition, Aurizon has entered into earn-in joint venture agreements with several companies on six projects in Quebec.

Gold production from Casa Berardi re-commenced in November 2006, ten years following the previous operating period from 1988 to 1996, during which approximately 690,000 ounces of gold were produced. Since 2006, Casa Berardi has produced 803,000 ounces of gold, and cumulatively has produced 1.5 million ounces of gold since 1988.

In 2011, gold production from Casa Berardi totalled 163,845 ounces compared to 141,116 ounces and 159,261 ounces, in 2010 and 2009, respectively.  It is estimated that Casa Berardi will produce approximately 155,000 – 160,000 ounces of gold in 2012 at an estimated total cash cost of US$600(1) per ounce, assuming a Cad/US dollar exchange rate at parity.  The following chart shows Aurizon’s gold production profile from Casa Berardi since 2006.

Aurizon’s mission is to become an intermediate sized gold mining company operating multiple mines in politically stable jurisdictions.  In order to achieve this objective, Aurizon’s growth strategy is to extend the mine life of its existing gold production base at Casa Berardi and to increase gold production by developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.  In order to execute this strategy, Aurizon is building a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations, environmental compliance and financial disciplines to allow the Company to advance a project from discovery through to feasibility, construction and development, and operations.

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1 See “Non-GAAP measures” on pages 15 and 16

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Review of 2011

HIGHLIGHTS and SIGNIFICANT EVENTS

2011 Annual financial highlights
●	Record revenues of $260 million, up 45% from 2010.
●	Record net profits of $43.9 million, or $0.27 per share, up 155% from 2010.
●	Record cash flow from operating activities of $121.3 million, up 138% from 2010.
●	Cash balances of $213 million.
●	No debt.

2011 Annual operational highlights
●	Record gold production of 163,845 ounces.
●	Total cash costs of US$537(2) per ounce.
●	Operating profit margin per ounce increased 72% to US$1,041(2), due to higher realized gold prices.

Casa Berardi gold reserves
●	Mineral reserves replenished in 2011, totalling 1,459,000 ounces of gold as at December 31, 2011.
●	Measured and indicated mineral resources increased 81% to 1,495,000 ounces of gold.

Joanna project continues metallurgical studies and final feasibility
●	Estimated mineral resources in the Hosco area of the Joanna property increased by 31%.

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 2 See “Non-GAAP measures” on pages 15 and 16

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial review

The following financial information has been extracted or derived from the Company’s audited financial statements for the years noted:

Key Financial Data	2011	2010	2009
(in $ thousands, except per share amounts)			Note 1
Revenues	$259,999	$178,742	$175,560
Net profit for the year	43,931	17,240	36,706
Earnings - per share (Basic and Diluted)	0.27	0.10	0.23
Cash flow from operating activities	121,297	51,020	71,822
Cash and cash equivalents	213,486	139,341	113,098
Working capital	197,810	152,550	101,666
Total assets	418,381	336,543	323,293
Long-term obligations	-	-	705
Shareholders’ equity	321,184	268,390	235,637

Note 1 – Data for 2009 is presented in accordance with previous Canadian GAAP and was not required to be restated to IFRS.

Financial review of the year ended December 31, 2011

Net profit in 2011 totalled $43.9 million, or $0.27 per share, compared to net profit of $17.2 million, or $0.10 per share in 2010.  Results were positively impacted by a significant increase in realized gold prices, higher gold production resulting from expected higher ore grades, and reduced by increased exploration activities and a significant increase in income taxes.  As a result of the enactment of new Quebec resource tax legislation in 2011 and higher taxable profits in 2011, income and resource taxes totalled $42.6 million, up significantly from $13.9 million in 2010.

EBITDA (3) rose 91% to $125 million, compared to $65.4 million in 2010, driven by higher gold prices, increased gold production, and lower cash costs per ounce, partially reduced by higher exploration and general administrative costs.

Cash flows from operating activities increased 138% in 2011 to $121.3 million compared to cash flows of $51.0 million in 2010.  Cash flow in 2011 was positively impacted by higher net profits and decreases in non-cash working capital items.  A significant increase in income and resource tax liabilities totalling $18.3 million, together with a reduction of tax credits receivable totalling $7.2 million, are the primary factors resulting in the decrease in non-cash working capital items. Lower cash operating costs and rising gold prices in 2011 has allowed operating profit margins(3) to increase significantly to US$1,041 per ounce compared to US$604 per ounce in 2010.

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3 See “Non-GAAP measures” on pages 15 and 16

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial review of the fourth quarter 2011

Net profit of $21.8 million, or $0.13 per share, was achieved in the fourth quarter of 2011, compared to net profit of $7.0 million, or $0.04 per share in the same period of 2010.  Fourth quarter 2011 results were positively impacted by higher realized gold prices, and higher gold sales.

EBITDA (3) rose 181% to $51.1 million, compared to $18.2 million in 2010, driven by higher gold prices, increased gold production, and lower cash costs per ounce, partially reduced by higher exploration and general administrative costs.

Operating profit margins increased dramatically in the fourth quarter of 2011 to US$1,157 per ounce from US$845 per ounce in the same period of 2010. Fourth quarter 2011 total cash costs were US$498 per ounce, similar to the third quarter costs of US$497 per ounce and lower than the $531 per ounce costs realized in the fourth quarter of 2010 as a result of the significantly higher grades in 2011.  The average ore grade in the fourth quarter was 9.1 grams per tonne, 33% higher than the 6.9 grams per tonne achieved in the same quarter of 2010. Daily ore throughput of 1,851 tonnes per day was achieved in the fourth quarter of 2011, resulting in unit operating costs on a Canadian dollar basis of $142 per tonne compared to $127 per tonne for the full year.  Additional stope development and ground support, as well as general inflationary pressures resulted in the higher unit costs.

Cash flow from operating activities in the fourth quarter of 2011 increased 169% to $49 million, compared to $18.2 million in 2010. Cash flow was positively impacted by increased revenues from gold sales as well as a decrease of $19.0 million in non-cash working capital items compared to the same quarter of 2010. A significant increase in income and resource tax liabilities totalling $12.7 million, together with a reduction of tax credits receivable totalling $5.7 million, account for most of the decrease in non-cash working capital items in the fourth quarter of 2011. The Company’s aggregate operating, investing and financing activities during the fourth quarter of 2011 resulted in net cash inflows of $35.5 million.

Revenue

	Q1	Q2	Q3	Q4	2011	2010
Gold sales – ounces	34,306	39,900	40,257	50,787	165,250	139,950
Per ounce data, except exchange rate
Realized gold price4 – US$	$1,392	$1,521	$1,695	$1,655	$1,578	$1,145
Exchange rate – US/Cad dollar	0.984	0.968	0.991	1.016	0.993	1.030
Realized gold price – Cad$	$1,369	$1,473	$1,680	$1,681	$1,567	$1,180

(4) Realized gold prices net of derivative gains or losses divided by ounces sold. (See “Non-GAAP measures”)

Revenues from Casa Berardi operations rose 45% to $260 million in 2011 from the sale of 165,250 ounces of gold, compared to $178.7 million from the sale of 139,950 ounces of gold in 2010.  The average realized gold price was US$1,578 per ounce and the average US/Cad exchange rate was 0.99, compared to realized prices of US$1,145 per ounce and an exchange rate of 1.03 in 2010.  The gold average London afternoon fixing in 2011 was US$1,572 per ounce.

As at December 31, 2011, the Company has no gold hedges.  During 2010, 65,814 ounces of gold, representing 47% of gold sales, were delivered against gold call options at an average price of US$908 per ounce, 26% lower than the average London afternoon fixing price of US$1,225 per ounce.  Partially offsetting this opportunity cost, the Company exercised 16,614 ounces of gold call options at US$863 per ounce that were purchased in 2009 and then sold the gold at an average price of US$1,178 per ounce.  In 2010, the average realized gold price was US$1,145 per ounce.

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4 See “Non-GAAP measures” on pages 15 and 16

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Casa Berardi Operations

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2011	2010
Operating results
Tonnes milled	161,036	178,233	188,571	170,283	698,123	722,745
Grade – grams/tonne	6.85	8.00	7.95	9.13	8.00	6.75
Mill recoveries - %	90.2%	90.4%	92.2%	92.0%	91.2%	89.8%
Gold production – ounces	31,976	41,417	44,457	45,995	163,845	141,116
Gold sold – ounces	34,306	39,900	40,257	50,787	165,250	139,950
Per ounce data – US$
Average realized gold price1	$1,392	$1,521	$1,695	$1,655	$1,578	$1,145
Total cash costs 2	$621	$544	$497	$498	$537	$541
Amortization 3	238	225	250	238	238	245
Total production costs 4	$859	$769	$747	$736	$775	$786

Table footnotes (See “Non-GAAP measures”):
1	Realized gold prices net of derivative gains or losses divided by ounces sold.
2	Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.
3	Depreciation and amortization expenses.
4	Total cash costs plus depreciation and amortization expenses.

Operating review of the year

Record gold production totalling 163,845 ounces was achieved at Casa Berardi in 2011, in line with guidance of approximately 165,000 ounces and 16% higher than 2010. Higher ore grades and improved mill recoveries account for the improvement over 2010.  The average ore grade of 8.0 grams per tonne achieved in 2011 matched expectations.  Daily ore throughput of 1,913 tonnes per day was achieved in 2011, 3% lower than plan, and compared to 1,980 tonnes per day in 2010.

Total cash costs(5) in 2011 were US$537 per ounce, 9% higher than plan, and 1% lower than the US$541 per ounce costs achieved in 2010. The anticipated higher ore grades in 2011 compared to 2010, offset higher unit operating costs(5) on a Canadian dollar per tonne basis.  Unit operating costs(5) in 2011 were 9% higher than plan at $127 per tonne as a result of additional stope development and ground support, as well as general inflationary pressures.  Unit operating costs(5) in 2010 were $108 per tonne.

Lower cash operating costs and rising gold prices in 2011 has allowed profit margins(5) to increase significantly to $1,041 per ounce compared to $604 per ounce in 2010.

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5 See “Non-GAAP measures” on pages 15 and 16

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Expenses
Cost of sales in 2011, comprising operating costs of $88.8 million, and depreciation and amortization of $38.9 million, totalled $127.7 million in 2011, 13% higher than the prior year’s costs of $112.7 million, primarily as a result of higher mining costs associated with smaller stopes, additional stope development and ground support, and higher labour costs resulting from a shortage of skilled labour. An 18% increase in gold sales over 2010 resulted in 14% higher depreciation and amortization costs.  On a unit cost basis, total cash costs per ounce of gold sold were US$537 and amortization costs were US$238, for a total production cost of US$775 per ounce compared to US$786 per ounce in 2010.

Gross profit in 2011 doubled to $132.3 million compared to $66.0 million in 2010.  Higher realized gold prices and moderately lower operating cash costs per ounce in 2011 allowed operating profit margins to increase significantly to US$1,041 per ounce compared to US$604 per ounce in 2010.

Exploration expenditures on Quebec mineral properties outside of Casa Berardi rose 69% in 2011 to $26.5 million compared to $15.6 million in 2010.  The increase in exploration activities is attributable to new properties that were optioned in 2010, together with continued exploration and feasibility work at Joanna.  The following table summarizes the exploration expenditures incurred in 2011:

Exploration & feasibility expenditures (expressed in millions of Canadian dollars)	2011
Joanna exploration	$6.0
Joanna feasibility work	4.3
Fayolle Property	5.7
Rex South Property	5.0
Marban Property	4.8
Opinaca-Wildcat Properties	3.7
Duverny-Duvay Property	1.1
Patris Property	0.5
General exploration	0.9
Less exploration tax credits (1)	(5.5)
Total	$26.5
(1)	Exploration tax credits include both refundable and non-refundable tax credits.

General and administrative costs in 2011 rose to $19.5 million compared to $17.0 million in 2010.  Included in these costs are non-cash stock based compensation charges totalling $6.5 million, compared to $7.6 million in 2010.  Excluding the non-cash stock based compensation charges, costs rose to $13.0 million in 2011 compared to $9.4 million in 2010.  These costs reflect the head office costs in Vancouver, B.C. as well as the administrative and technical group in Val d’Or, Quebec.  Increased staffing to support the continued studies at Joanna as well as managing the six new earn-in properties has impacted costs.

Income and resource taxes in 2011 totalled $42.7 million, or 49.3% of pre-tax profits, compared to $13.9 million, or 44.7% of pre-tax profits.   The increase in the effective tax rate in 2011 is largely attributable to the substantive enactment of new Quebec resource tax legislation that retroactively increased the tax from 12% to 14% for nine months of 2010 and to 15% for 2011.  Current income and resource tax expense total $41.1 million in 2011 compared to $6.7 million in 2010.

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of quarterly results

Expressed in thousands of Canadian dollars, except per share data

2011	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	2011
Revenue	$85,683	$68,144	$58,960	$47,212	$259,999
Cost of sales	(38,914)	(29,736)	(29,847)	(29,228)	(127,725)
Gross profit	46,769	38,408	29,113	17,984	132,274
General and administrative costs	4,268	5,025	4,168	6,086	19,547
Exploration costs	6,229	7,037	6,098	7,104	26,468
Derivative (gains) losses	(3,243)	3,401	(323)	-	(165)
Net profit	21,810	13,071	6,604	2,446	43,931
Earnings per share – basic and diluted	0.13	0.08	0.04	0.02	0.27
2010	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	2010
Revenue	$48,558	$39,882	$50,471	$39,831	$178,742
Cost of sales	(27,843)	(27,223)	(30,382)	(27,274)	(112,722)
Gross profit	20,715	12,659	20,089	12,557	66,020
General and administrative costs	5,659	2,918	3,199	5,175	16,950
Exploration costs	5,372	5,471	2,830	1,969	15,643
Derivative (gains) losses	85	(158)	4,317	158	4,402
Net profit	7,004	2,307	5,537	2,392	17,240
Earnings per share – basic and diluted	0.04	0.01	0.03	0.02	0.10

Financial results for the last eight quarters reflect higher trending gold production, higher realized Canadian dollar gold prices, partially reduced by rising production costs.  The average realized Canadian dollar gold price in 2011 was $1,567 per ounce, 33% higher than the $1,180 per ounce in 2010.

Significant increases in exploration activities at Casa Berardi and Aurizon’s newly optioned properties in 2010, together with continued exploration and feasibility work at Joanna, have resulted in higher exploration costs being charged to earnings compared to 2010.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations. The Company delivered into the last of its obligations to deliver gold into call options at below market prices in the third quarter of 2010. During 2011 the Company entered into currency forward contracts only.

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources

Operating Activities

Cash flows from operating activities increased 138% in 2011 to $121.3 million compared to cash flows of $51.0 million in 2010.  Cash flow in 2011 was positively impacted by higher net profits and decreases in non-cash working capital items. A significant increase in income and resource tax liabilities totalling $18.3 million, together with a reduction of tax credits receivable totalling $7.2 million, are the primary factors resulting in the decrease in non-cash working capital items. Operating profit margins increased 72% to US$1,041 per ounce from US$604 per ounce in 2010 together with an 18% increase in ounces of gold sold in 2011 compared to the prior year.

Investing Activities
Aggregate investing activities resulted in cash outflows of $49.0 million, compared to $34.0 million in 2010.  Capital expenditures at Casa Berardi totalled $46.9 million in 2011, of which $33.2 million was for sustaining capital and exploration at Casa Berardi and $13.7 million was mining equipment and other infrastructure costs.

(in $ thousands)	2011	2010
Capital expenditures:
Casa Berardi:
Sustaining capital and exploration	$33,191	$21,596
Property, plant and equipment	13,709	10,633
Casa Berardi property, plant and equipment	46,900	32,229
Other investing activities:
Mineral property option payments	800	258
Property, plant and equipment	371	147
Other	918	1,364
Total	$48,989	$33,998
Represented by:
Property, plant and equipment	47,271	32,376
Mineral properties	800	258
Other	918	1,364
Total	$48,989	$33,998

In 2011, capital expenditures at Casa Berardi totalling $46.9 million included:

■	1,161 metres of ramping, 2,938 metres of drifting and 426 metres of raising which have resulted in:

■	Extension of the mine workings from level 490 to 410 on Zone Upper 113.

■	Extension of mine workings from level 830 to 880 on Zone Lower 113.

■	Extension eastward of the mine workings on Zone 115 on levels 610,570 and 550.

■	Completion of the remaining deferred development on LI Zone.

■	93,953 metres of exploration and infill drilling, including 57,974 metres of underground drilling and 35,979 metres of surface drilling.

■	New underground mobile equipment acquired to renew our fleet of scooptrams (3), trucks (1) and service equipment (9) including a scissor lift, boom truck, grader and tractor.

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

■	Shaft sinking initiated in the second quarter of 2011 resulting in 184 metres of vertical development, 464 metres of lateral development and 20 metres of shaft development.

■	Underground infrastructure to sustain operations, including ore/waste passes, lunchroom, electrical substations, fuel bays, backfill system and drainage on upper 113 and 115 Zones.

■	Surface infrastructure improvements including a new sewage system and trailer additions.

■	Tailing ponds walls heightening.

In 2010 capital expenditures at Casa Berardi totalling $32.2 million included:

■	2,800 metres of drifting, 700 metres of ramping and 100 metres of raising.

■	Extension of the 550 level exploration drift by 700 metres.

■	98,700 metres of exploration and infill drilling, including 70,700 metres of underground drilling and 28,000 metres of surface drilling.

■	New underground mobile equipment acquired to replace older equipment and improve rock handling capacity.

■
Underground infrastructure to sustain operations, including ore/waste passes, electrical substations, equipment repair and maintenance facility, fuel bays, backfill system and drainage for Zones 113 and 115.

■	Construction of the # 4 tailings cell and heightening of the existing tailing pond walls.

■	Upgrades to the mill recirculation pumps.

Other investing activities in 2011 include $0.8 million for mineral property option payments; $0.4 million for capital additions to the offices in Val d’Or and Vancouver; $0.4 million for reclamation deposits for Casa Berardi; and $0.5 million to acquire marketable securities of companies under the terms of a property option agreement.  In 2010, other investing activities include $0.3 million for mineral property option payments; $0.1 million for capital additions to the offices in Val d’Or and Vancouver; $0.3 million for reclamation deposits for Casa Berardi; $0.8 million to acquire marketable securities of companies under the terms of a property option agreement; and $0.3 million for security deposits.

Financing Activities

Financing activities in 2011 resulted in a net cash inflow of $1.8 million as proceeds of $3.1 million from the exercise of incentive stock options were partially offset by a repayment of a $0.8 million government assistance obligation and deferred finance costs totalling $0.5 million associated with the revolving credit facility.

Financing activities in 2010 provided net cash inflows of $9.2 million as a result of incentive stock option exercises totalling $9.9 million, reduced by the repayment of government assistance of $0.7 million

Aurizon’s aggregate operating, investing and financing activities during 2011 resulted in a net $74.1 million increase in its cash balances compared to a net increase of $26.2 million in 2010.

Balance Sheet

As at December 31, 2011, cash and cash equivalents increased to $213.5 million compared to $139.3 million as at December 31, 2010.  At the end of 2011, Aurizon had working capital of $197.8 million compared to $152.6 million at the end of 2010.  The increase in cash and working capital was primarily attributable to cash flows generated from Casa Berardi’s mining operations.

Aurizon continued to have no debt as at December 31, 2011.

As at the date of this report, Aurizon had 163,280,952 common shares issued and outstanding.  In addition, 10.8 million incentive stock options are outstanding that are exercisable into common shares at an average price of $5.45 per share.

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit facility

On January 31, 2011, Aurizon established a US$50 million revolving credit facility having an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements. The facility has three financial covenants including a leverage ratio, a tangible net worth calculation, and a mine coverage ratio. For the year ended December 31, 2011 these covenants were met.

Related party transactions and off-balance sheet arrangements

The Company has no related party or off-balance sheet arrangements to report.

Contractual and other obligations

The Company’s contractual and other obligations as at December 31, 2011 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 - 3 years	4 – 5 years	More than 5 years

Asset retirement obligations(1)	$19,002	$-	$1,213	$-	$17,789
Equipment purchase and supply commitments	13,518	7,256	3,131	3,131	-
Mineral properties commitments	2,222	650	1,572	-	-
Employee incentives	1,821	588	1,034	199	-
Head office lease	822	253	506	63	-
	$37,385	$8,747	$7,456	$3,393	$17,789

(1)	Asset retirement obligations represent the undiscounted risk-adjusted future payments.

Financial instruments

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated in Canadian dollars.  As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

The Company's results are also highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. Other than short dated (less than three months) contracts, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook

With cash balances of $213 million and no debt as at December 31, 2011, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves; systematically explore its portfolio of exploration properties in Quebec; and pursue accretive opportunities.

The long-term fundamentals for gold remain very strong if the US continues its policy of central bank monetary easing to combat uncertainties regarding the sustainability of their economic recovery. These measures have allowed US real interest rates to remain low, which is supportive of gold prices.  Continued sovereign debt issues in Europe remain and against this backdrop of uncertainty, central bank and investment buying of gold bullion appears to be strong.  Looking at the currency risks, the Canadian dollar remains close to parity against the US dollar as strong commodity prices and Canada’s sound fiscal and economic fundamentals attract foreign capital flows.  However, further strengthening of the Canadian dollar should be more than compensated by higher gold prices that reflect a weaker US dollar.  In an environment of rising mining industry inflationary cost pressures, cost containment will be a primary focus of the Company in 2012.

Casa Berardi enters its sixth year of commercial operations in 2012 following the re-commencement of operations in November 2006. Based upon the updated reserves estimate as at December 31, 2011, Casa Berardi’s estimated remaining mine life is nine years.

Operating outlook for 2012

It is estimated that Casa Berardi will produce approximately 155,000 - 160,000 ounces of gold in 2012 at an average grade of 7.5 grams of gold per tonne.  Average daily ore throughput is estimated at 2,000 tonnes per day, similar to 2011.  Mine sequencing in 2012 will result in ore grades that are expected to be approximately 6% lower than those achieved in 2011.  Approximately 42% of production will come from Zone 113, 41% from the Lower Inter Zone, and the residual 17% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs per ounce for the year are anticipated to approximate US$600 per ounce in 2012.  Onsite mining, milling and administration costs are expected to average $134 per tonne, up approximately 6% from 2011 costs as a result of higher stope preparation costs and smaller stopes.

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages.

The following key parameters form the basis of the 2012 production guidance and operating cost estimate:

●	Ore grade of 7.5 grams per tonne

●	Ore throughput of 2,000 tonnes per day

●	Mill recoveries of 91%

●	Canadian dollar at par against the U.S. dollar

●	Operating costs of $134 per tonne

Based upon 157,500 ounces of gold production for 2012 and using the gold price and exchange rates as at December 31, 2011, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2011 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price	US$1,575	$158	$13,900
US/Cad dollar exchange rates:	1.02	0.10	$13,900

As of March 12, 2012, gold prices were $1,698 per ounce and the US/Cad exchange rate was 0.99.

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Casa Berardi Gold Mine, Quebec

Capital expenditures at Casa Berardi, funded from operating cash flow, are estimated to total $80 million in 2012, as a result of three major capital projects: shaft sinking, construction of a paste backfill plant to maximize the extraction of high grade ore from Zone 113 and to allow greater mining flexibility, and continued replacement of mobile equipment.  These expenditures are comprised of the following:

Capital expenditures	2012 Budget (in millions)
Sustaining capital	$29.2
Shaft deepening	16.7
Property, plant and equipment	10.4
Paste backfill plant	12.0
Tailings pond	2.3
Exploration	9.4
Total	$80.0

Sustaining capital expenditures at Casa Berardi are budgeted to be $29.2 million and will include continued development of the lower portions of Zone 118 and 123.

In 2012, $16.7 million is budgeted for the deepening of the West Mine production shaft a further 285 metres to provide access to the lower portion of the 113, 118 and 123 Zones.  The shaft, currently at a depth of 795 metres, will be extended to approximately 1,080 metres below surface, which will provide access at the 1,010 metre level to develop a drift from the shaft to Zones 118 and 123.  The shaft deepening is expected to be completed in the first quarter of 2013 and commissioned by the second quarter of 2013.

Mining equipment replacement and fleet expansion to support the expanded development activities is budgeted at $10.4 million.  A further $12.0 million will be invested in the construction of a paste backfill plant and $2.3 million will be invested on raising the tailings pond walls to increase capacity.

Casa Berardi Exploration

In 2012, $9.4 million will be invested on exploration at Casa Berardi which will include approximately 88,000 metres of surface and underground diamond drilling.  Up to 3 surface and 5 - 7 underground drill rigs will be active during the course of 2012.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Surface exploration will include testing of the following:

●	Eastern extension of the Principal zone

●	Northwest extension of the Lower Inter Zone in the West mine

●	Extension of Zones 118-123 at depth

●	Southern area of Zone 118-123 at depth

●	Potential of the southern area between the Principal and the East Mine

●	Extension of Zone 160.

Underground rigs will primarily focus on definition drilling of the Lower Inter, and Zones 109, 113, 118, and 123.  In addition, exploration drilling will be performed on the Principal, 118 and 140 Zones.

Aurizon Mines Ltd.	Page | 12	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Joanna Gold Development Property, Quebec

Feasibility study work on the Hosco deposit continues with completion of the study anticipated by midyear.  Additional studies and cost-optimization plans that were initiated in August 2011, including a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work, as well as studies on waste and tailings characterization for potential metal leaching, optimization of civil works, and selection of the optimal daily processing rate, are in various stages of progress. The results of the various studies will be incorporated into the feasibility study.

The feasibility study will incorporate a reserve update based on the increased mineral resource estimate of 2,245,000 ounces of gold (or 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne) reported in the Company’s news release dated June 13, 2011, up from the 1,286,000 ounces of gold (or 30.1 million tonnes at an average grade of 1.33 grams of gold per tonne) on which the Pre-Feasibility Study (December 2009) for the Hosco deposit was based.  It will also be based on the selection of the autoclave recovery process and processing of the ore on-site at Joanna, both of which are expected to significantly reduce project risk.

While some studies are still in progress, based on its review of information currently available the Company believes that the feasibility study is sufficiently advanced to conclude that the projected capital and unit operating costs will be significantly higher than estimated in the December 2009 Pre-Feasibility Study, due in part to the change in the scope of the project, the expanded mineral resource base, the selection of an autoclave process and a decision to process the ore on site. Readers are cautioned, however, that the Company's expectations are based on available information concerning feasibility study work that is not complete and has not been the subject of third party review.  See further information under "Forward-Looking Information".

In addition, the Company has initiated a $3.6 million exploration program, comprising 24,500 metres of drilling in the area of the Heva deposit which contains 270,000 ounces in measured and indicated resources, (4.4 million tonnes at an average grade of 1.9 grams per tonne) and 421,000 ounces in inferred ounces (7.7 million tonnes with an average grade of 1.7 grams per tonne) as reported in the Company’s news release dated January 11, 2012. The program will evaluate the surface potential along a 2.5 kilometre stretch of the Cadillac fault west of the Hosco deposit.

Other Properties

Exploration programs are also planned at the Company’s other Quebec properties.  A total $9.7 million will be invested in the following properties during 2012:

Exploration expenditures	2012 Budget (in millions)
Marban	$4.9
Fayolle	1.2
Early stage projects	1.9
General exploration	1.7
Total	$9.7

Marban Property

A second phase of drilling at Marban has commenced and will be split between surface targets and the down-dip extension targets below 250 metres to assess the gold distribution within the deposit and extend the inventory at depth.  The $4.9 million budget includes 34,000 metres of drilling, updated resource estimates, which are expected by the second quarter of 2012, and metallurgical work, hydrological characterization and geotechnical studies.
Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the center of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 1 kilometre wide favourable gold bearing deformation zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.

Aurizon Mines Ltd.	Page | 13	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fayolle Property

The 2011 drill program demonstrated the extension of the mineralized system at surface, approximately
1 kilometre from the Fayolle deposit. The initial challenge to understanding the geological structures controlling higher grade lenses has been met by using two different drill orientations.  The Company expects to generate a mineral resource estimate from the 2011 drill activity.  The $1.2 million proposed drill program for 2012 consists of 7,000 metres with the objective of testing the lateral and down-dip extensions of the mineralized system.
Aurizon may earn up to a 65% interest in the Fayolle Property, comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Rex South Property

An extensive program was conducted in 2011 with the objective of expanding the prospecting coverage across the property and to initiate a drill program on the Augossan Zone.  As a result, a number of new mineralized structures, extending along the 30 kilometre long Qualluviartuq corridor, were identified.
Drilling on Augossan was performed on widely spaced sections and covered a 5 kilometre long continuous geophysical anomaly.  In addition, field investigations performed on Augossan, identified a well-defined altered shear zone, a few hundred metres east of the main Augossan Zone, which returned positive gold results along a kilometric sector.  Prospecting work also identified additional quality targets in other sectors.
Drilling and prospecting results of the summer 2011 program are currently under review and will be released on a timely basis.  The approach in 2012 will be established as soon as this phase is completed in order to optimize future drilling programs on the property.
Aurizon may earn up to a 65% interest in the Rex South Property comprising 2,138 claims covering a surface area of 931 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property hosts strong exploration potential based on extensive geochemical anomalies, geophysical signatures, and the presence of several mineralized prospects including high-grade gold and copper values obtained in grab samples.

Opinaca-Wildcat Properties

During 2011, an extensive exploration program was conducted at the Opinaca and Wildcat properties, situated in the James Bay area, 350 kilometres north of Matagami, Quebec and in close proximity to Goldcorp’s Eleonore project.  At the Opinaca property, approximately $2.4 million was incurred, including 5,000 metres of drilling, and at the Wildcat property, approximately $1.0 million was incurred, which included 2,000 metres of drilling.

The objectives of the 2011 program were to test, by drilling, the two showings located in the southern part of the joint venture claims holding, and to sample systematically the arsenic anomaly in the lakes surrounding the drilling areas.
The Company’s approach for 2012 will be to review the data gathered in 2011 in order to optimize future work.

Duverny Property

At Duverny, the 2012 exploration program will include 6,000 metres of drilling and will test an area that is 2 kilometres by 6 kilometres in size.  The exploration program in 2011 included geophysics, prospecting and soil surveys and results have identified a large gold anomaly situated in the center of the property.

Aurizon may earn a 100% interest in 44 mineral claims covering 2,100 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties.  The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as strong carbonization, porphyry injections and the presence of extensive quartz vein systems associated with folded structures.

Aurizon Mines Ltd.	Page | 14	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Duvay Property

An exploration program commenced in 2011 with the excavation of five small bulk samples on the main gold bearing structure on the Duvay property.  The initial objective was to assess the impact of the suspected nugget effect of the Duvay mineralization.  Gold and sulphides from a large sample have been processed and concentrated to compare the grades obtained versus standard sampling methods.  Results from this work are expected in the first quarter of 2012.  This work will evolve into a drilling program to test the potential of the main Duvay Zone.
The Company may earn an initial 50% interest in the Duvay property by making cash payments of $1.5 million and incurring work expenditures totalling $6.5 million, over the next four years, of which firm commitments totalling $2.5 million must be incurred in the first 18 months of the agreement.  An additional 15% interest may be earned by either delivering a pre-feasibility study on the property or by incurring $13 million of additional exploration expenditures within a three year period of achieving the 50% initial interest.

The Duvay property is comprised of 132 mineral claims covering 4,999 hectares and is adjacent to the Duverny project located in the Chicobi deformation system in an area characterized by a higher density of felsic intrusions.  Historical trenching and bulk sampling had identified an extensive quartz vein network presenting a potential for large targets.

Patris Property

Aurizon signed an option agreement with Midland Exploration Inc. in December 2010 to earn an initial 50% interest in mineral claims situated near the Joanna project for a strategic regional approach.  The first phase exploration program was initiated in late 2011 and has demonstrated the presence of gold anomalies in a favourable geological context which will require further follow up exploration activities in 2012.

Corporate Development

The 2012 exploration strategy is a pragmatic approach that will target exploration projects that offer better opportunities to reach advanced stage development within a 1 to 3 year period.
Aurizon continues to focus on its organic growth within the Abitibi area, whilst evaluating accretive opportunities within the Americas to enhance its reserve and production profile.

Non-GAAP measures

a) Realized gold price per ounce

Realized gold price per ounce is a non-GAAP measure and is calculated by adjusting revenue for all gains and losses on gold derivative instruments and silver by-product sales and then dividing that by the gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For 2011, there were no derivative adjustments required and silver sales totalled $1.1 million compared to gold derivative losses of $13.0 million and silver sales totalling $0.6 million in 2010.

b) Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Aurizon Mines Ltd.	Page | 15	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

c) Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the Statements of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.  For 2011, operating costs were increased by inventory adjustments of $2.0 million compared to an operating cost increase of $0.4 million in 2010 resulting from inventory adjustments.

d) Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2011, the average realized gold price was US$1,578 less total cash costs of US$537 for an operating profit margin of US$1,041, compared to an average realized gold price of US$1,145 less total cash costs of US$541 for an operating profit margin of US$604 in 2010.

For the fourth quarter ended December 31, 2011, the average realized gold price was US$1,655 less total cash costs of US$498 for an operating profit margin of US$1,157 compared to an average realized gold price of US$1,376 less total cash costs of $531 for an operating profit margin of US$845 in 2010.

e) Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and amortization charges, finance expense, finance income, and income tax expense.  The following table provides a reconciliation of net profit to EBITDA for the fourth quarter and twelve months ended December 31:

	Fourth Quarter		Year ended
	2011	2010	2011	2010

Net profit for the period	$21,810	$7,004	$43,931	$17,240
Depreciation and amortization	12,566	8,465	39,131	34,249
Finance income	(503)	(228)	(1,538)	(719)
Finance costs	230	176	921	750
Income tax expense	16,968	2,756	42,653	13,911
EBITDA	$51,071	$18,173	$125,098	$65,431

Critical accounting estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation and amortization are charged to earnings.

Aurizon Mines Ltd.	Page | 16	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company records mineral property acquisition costs and mine development costs at cost.   A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.
The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities.  The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their present values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase or decrease the provision for site closure and reclamation costs, which would increase or decrease the amount of future reclamation expense per ounce, resulting in a reduction or increase in the Company’s earnings and net assets.

Assumptions used in determining the Company’s asset retirement obligation at December 31, 2011 include pre-tax discount rates ranging from 0.99% to 2.49% based upon expected timing of retirement of asset.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment on a number of assumptions.  Judgment must be used to determine the Company’s future earnings potential and the expected timing of the reversal of future tax assets and liabilities.  Further uncertainties are the result of interpretation of provincial and federal tax legislation which might differ from the ultimate assessment of the tax authorities.  These differences may affect the final amount or the timing of the payment of taxes.

Risks and uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Aurizon Mines Ltd.	Page | 17	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Government Permits

Continuation of production at Casa Berardi and the development of the Joanna project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Aurizon Mines Ltd.	Page | 18	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Financing of Exploration Programs

Mineral reserves have been estimated on the Company’s Casa Berardi and Joanna properties; however Aurizon intends to carry out further exploration on these properties with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Aurizon Mines Ltd.	Page | 19	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information relating to the Company's Casa Berardi project includes 2012 production estimates, anticipated average daily ore throughput, total cash costs per ounce, and milling and administration costs.  This information is based on assumptions that the Company believes are reasonable, including but not limited to that that the Company’s current mine plan can be achieved, general business and economic conditions will not change in a material adverse manner, material, equipment and labour costs and currency exchange rates will remain stable, and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.  Forward-looking information relating to the Joanna project includes statements regarding the Company’s expectations as to timing of completion of the feasibility study, the impact on previously estimated capital and unit operating costs of changes in the scope of the project including but not limited to the impact of the increased mineral resource base and selection of an autoclave recovery process and processing of ore on-site, the anticipated effect of the latter in mitigating risks associated with the project, and plans and budgets for exploration activities in the area of the Heva deposit.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing, and performance to be materially different from those anticipated by such information.  In relation to the Casa Berardi forward-looking information, such factors include, among others, the risk that some or all of the assumptions on which such information is based prove to be invalid including that the cost of labour, equipment or materials, including power, will increase more than expected, that the price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, unexpected occurrences that affect rates of production, including failure or disruption to plant, process or equipment, labour unrest, unexpected variations in ore reserves, grade or recovery rates, or accidents, that actual costs or actual results of reclamation activities are greater than expected.  In relation to the forward-looking information on the Joanna project, factors and risks that could materially affect such expectations and information include the possibility that changes in project parameters as plans continue to be refined, including as a result of third party review and the results of studies remaining to be completed, could have a material negative or positive impact on capital and operating costs, resource and reserves calculations, and timing of completion of the feasibility study and the impact could be material, that any of the information available to the Company to date proves to be inaccurate, that mineral resource and reserves are not as estimated, or that changes in laws relating to permitting, construction, environmental and other matters occur that affect timing, costs, and economics of the project as presently conceived.

There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of such forward-looking information including those described in Aurizon’s Annual Information Form ("AIF") filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission ("40-F"), which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

There may be factors in addition to those described herein or on the AIF and 40-F that cause actions, events or results to not be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.	Page | 20	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

International financial reporting standards (“IFRS”)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011.  Accordingly, the financial statements prepared for the year ended December 31, 2011 are the Company’s first set of annual financial statements prepared in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

Transitional financial impact

Note 26 in the annual financial statements for the year ended December 31 2011 provides detailed explanations of the optional transitional exemptions selected, financial statement presentation changes, and the key Canadian GAAP to IFRS differences for the Company on transition. It should be read in conjunction with this MD&A and the first annual financial statements under IFRS filed for the Company for the year ended December 31, 2011.

Significant accounting differences

The following is a discussion of the significant accounting differences between Canadian GAAP and IFRS that impacted the Company’s financial statements.

IFRS 2 adjustment

Share options issued by the Company have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP.  The Company reviewed the Canadian GAAP share-based compensation calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and which vested before January 1, 2010.

Asset retirement obligation (“ARO”) adjustment

Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability was not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

To calculate the ARO liability and long-lived asset under IFRS, the Company elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company re-measured the rehabilitation liability as at January 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount was presented within the depreciation and amortization expense, and has now been reclassified to finance costs as required under IFRS.

Deferred tax

Under Canadian GAAP, deferred taxation assets were classified between current and non-current based on the classification of the underlying asset and liabilities that gave rise to the differences. IAS 12 Income taxes requires that all deferred taxation amounts be classified as non-current.

Deferred taxes have also been adjusted for the changes to accounting base values arising as a result of the adjustments for first time adoption of IFRS.

Aurizon Mines Ltd.	Page | 21	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Flow-through shares

Flow-through shares are a unique Canadian income tax incentive which were subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. In the absence of specific guidance, the Company has adopted the approach to account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital.

Share issuance costs

Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an IFRS adjustment for the value of the tax benefit previously recorded to deficit under Canadian GAAP.

Property, plant and equipment

Upon transition to IFRS, producing mineral properties are now presented in property, plant and equipment in accordance with IAS 16 Property, plant and equipment. Exploration and evaluation assets continue to be classified as mineral properties as per the requirements of IFRS 6 Exploration for and evaluation of mineral resources.

Presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes (‘reclassifications’), most noticeably on the statement of comprehensive income when compared to the previous Canadian GAAP statement of earnings. These reclassifications have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company. To help our shareholders understand these presentation changes easily we have provided an additional analysis below:

●
Expenses by function – the statement of comprehensive income now presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate line item but is included in cost of sales;

●	Cost of sales – is presented above the line with revenue to show a gross profit for operations;
●
Other losses (gains) – includes items the Company considers part of the operations of our business such as loss (gain) on sale of property, plant and equipment, foreign exchange gains, capital taxes and royalty income;

●	Finance income – as required by IFRS, includes interest received from investments and is now presented after operating profit;
●	Finance expenses – as required by IFRS, includes accretion, amortization of deferred finance costs, and finance charges;
●	Other derivative gains - realized and non-cash derivative gains and losses are now presented after operating profit;
●	Income tax expense – is now presented as one line item. Disclosure of the individual components is made in note 17 of the financial statements for the year ended December 31, 2011.

Control activities

All accounting policy statements and transitional financial position impacts were subject to review and approval by senior management and the Audit Committee. The Company applied its existing control framework to the IFRS changeover process and noted that no significant changes were required for the transition to IFRS.

Business activities and key performance measures

The Company assessed the impact of transition to IFRS on business activities and key performance measures and found no significant impact.

Information technology systems

The IFRS transition project did not have a significant impact on our information technology systems for the convergence periods. We do not expect any significant changes in the post-convergence period either.

Disclosure controls and internal control over financial reporting

Aurizon Mines Ltd.	Page | 22	2011 MD&A

AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2011.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or the degree of compliance with the policies or procedures, may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

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AURIZON MINES LTD. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s responsibility for financial reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

(signed) George Paspalas	(signed) Ian S. Walton

George Paspalas	Ian S. Walton
President and	Executive Vice-President
Chief Executive Officer	and Chief Financial Officer

Vancouver, B.C., Canada
March 16, 2012

Aurizon Mines Ltd.	Page | 24	2011 MD&A